CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

July 7, 2010

VIA EDGAR and Facsimile

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File No. 000-19289

Ladies and Gentlemen:

I am responding on behalf of State Auto Financial Corporation (the “Company”) to the June 22, 2010 letter from the staff of the Securities and Exchange Commission (the “Commission”) to James A. Yano, Vice President, Secretary and General Counsel of the Company (the “June 22 Correspondence”), relating to the staff’s comments to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, filed with the Commission on March 5, 2010 (the “2009 Form 10-K”).

For convenience, each of the staff’s comment set forth in the June 22 Correspondence is repeated below (in bold) followed by the Company’s response (in italics).

Annual Report on Form 10-K

Risk Factors, page 12

1.	Please consider including a risk factor in your disclosure highlighting any material risks to your operations presented by possible increases in global temperatures widely attributed to climate change, as well as the atmospheric effects that have also been linked to this phenomenon. In your evaluation, please also consider the possible impact that proposed legislation in the United States intended to mitigate the effects of climate change might have on your operations. If you believe that climate change and any legislation that might be adopted to alleviate it does not currently materially affect you, please provide us with an analysis supporting this opinion.

COMPANY RESPONSE:

In preparing the 2009 Form 10-K, the Company considered the Commission’s interpretive release providing guidance to public companies regarding the Commission’s existing disclosure requirements as they apply to climate change matters. Rather than providing a specific climate change risk factor, the Company believed a better and more focused approach was to address the risks associated with climate change in the context of the Company’s previously disclosed business risks. Accordingly, in the 2009 Form 10-K climate change risk disclosure was addressed in the following manner:

1.	Under the Catastrophe Losses and Geographic Concentrations risk factor, the Company added a sentence in the last paragraph stating “Climate change, to the extent it affects changes in weather patterns, could impact the frequency or severity of weather events.”

2.	Under the Underwriting and Pricing risk factor, the Company lists numerous bullet points after the statement “Our ability to underwrite and set rates effectively is subject to a number of risks and uncertainties, including, without limitation….” In this list, the Company added a bullet point stating “changing driving patterns for auto exposures; changing weather patterns (including those which may be related to climate change) for property exposures;…”

3.	Under the Regulation risk factor, the Company added a sentence in the next-to-last paragraph stating: “For example, concerns over climate change may prompt federal, state or local laws intended to protect the environment.”

4.	Under the Claim and Coverage Developments risk factor, the Company added a paragraph stating “There are concerns that the focus on climate change and global warming could affect court decisions or result in litigation, including potential matters arising from federal, state or local laws intended to protect the environment.”

The Company reviewed and determined that climate change was not considered to any extent in making investment decisions. Accordingly, no modified disclosure was made to the Investments risk factor disclosure.

The Company believes that its disclosure in the 2009 Form 10-K concerning climate change risk was adequate and appropriate, and its present intention is to continue this approach in future filings.

Definitive Proxy Statement on Schedule 14A

General

2.	We note that you have not included any disclosure pursuant to Item 402(s) of Regulation S-K regarding compensation policies and practices for your employees that are reasonably likely to have a material adverse effect on the registrant. Please provide us with a detailed analysis supporting your apparent conclusion that the disclosure required by Item 402(s) of Regulation S-K is not applicable.

COMPANY RESPONSE:

During the course of preparing the Company’s Definitive Proxy Statement on Schedule 14A for its 2010 annual meeting of shareholders, members of the Company’s management reviewed the Company’s compensation policies and practices for its employees, including non-executive officers, to determine whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on the Company. Various persons were consulted during the course of this review, including members of senior management, the Company’s human resources and risk management officers, the Company’s enterprise risk management committee, the Company’s internal and external legal counsel and the compensation consultant retained by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”). The processes involved in the Company’s review included:

1.	a review of the processes conducted by other registrants and recommended by compensation experts to evaluate compensation risk;

2.	an analysis of the Company’s overall compensation strategy and philosophy pursuant to which the Company’s compensation policies and practices were implemented;

3.	a review of the design and operation of the Company’s compensation plans and programs;

4.	the identification of risks that the Company’s compensation policies and practices could potentially encourage;

5.	the identification of features of the Company’s compensation policies and practices that could potentially mitigate the risks that the Company’s compensation policies and practices could potentially encourage; and

6.	an analysis of the materiality of the potential effects on the Company of the unmitigated risks as a whole.

In the course of its review of the Company’s compensation policies and practices, the Company identified the following features that are intended to mitigate risk:

1.	The Company’s overall compensation program is designed to incentivize the Company’s employees to make responsible decisions and to motivate the Company’s employees to focus on building long-term shareholder value;

2.	The Company employs both short- and long-term metrics to evaluate the performance of its executives and, as a result, a significant portion of the compensation awarded by the Company to its executives is tied to the long-term performance of the Company compared to its peers. Our primary long-term performance goal is book value growth, which is driven by return on equity;

3.	The Company benchmarks its overall compensation program and the individual compensation elements within the overall compensation program to be competitive and consistent with current compensation practices in the Company’s industry;

4.	The balance between cash and equity awards made under the Company’s compensation program is consistent with that of the Company’s industry peers;

5.	The potential payouts under the Company’s short- and long-term incentive compensation plans are capped;

6.	The Company balances the performance metrics under the Company’s short-term compensation plans, which evaluate the absolute performance of the Company or the plan participant, with the performance metrics under the Company’s long-term compensation plans, which evaluate the performance of the Company as compared to the performance of its peers;

7.	The Compensation Committee has the authority to reduce the amounts payable to the Company’s executives with respect to certain individual compensation elements; and

8.	The Compensation Committee oversees the Company’s compensation policies and practices and is responsible for approving the Company’s stock-based compensation plans and grants thereunder to employees and evaluating and approving the compensation, fringe benefits and perquisites provided to the Company’s executives.

Based on the review described above, management concluded that the Company’s compensation policies and practices do not encourage inappropriate risk-taking and the risks associated with the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Management briefed the Compensation Committee in detail regarding its review, and the Compensation Committee agreed with management’s conclusion.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information or clarification, please let me know.

Sincerely,

/s/ James A. Yano
Vice President, Secretary and General Counsel

Copies to:	Jeffrey P. Riedler, Securities and Exchange Commission
Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation
Ernst & Young LLP
Baker & Hostetler LLP

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